SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13E-3
(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

TRUDY CORPORATION
(Name of the Issuer)

TRUDY CORPORATION
WILLIAM W. BURNHAM
ASHLEY C. ANDERSEN ZANTOP
FELL C. HERDEG
MMAC, LLC
(Names of Persons Filing Statement)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

897835104
(CUSIP Number of Class of Securities)

Trudy Corporation 353 Main Avenue Norwalk, CT 06851 Attn: Fell Herdeg (203) 846-2274	William W. Burnham Ashley C. Andersen Zantop Fell C. Herdeg c/o Trudy Corporation 353 Main Avenue Norwalk, CT 06851 (203) 846-2274	MMAC, LLC 2 Greenwich Office Park Greenwich, CT 06831 Attn: Managing Member (203) 422-5600

(Name, Address and Telephone Numbers of Person Authorized to Receive
Notice and Communications on Behalf of the Persons Filing Statement)

with copies to:

Charles E. Barnett	David I. Albin
Barnett & Associates	Finn Dixon & Herling LLP
4 Lighthouse Way	177 Broad Street
Darien, CT 06820	Stamford, CT 06901
(203) 273-0278	(203) 325-5000

This statement is filed in connection with (check the appropriate box):

a. ☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☑

Check the following box if the filing fee is a final amendment reporting the results of the transaction:☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee
$3,589,000	$255.90

*	The proposed maximum value of the transaction is $$3,589,000. The filing fee was determined by multiplying the proposed maximum value of the transaction by 0.0000713

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $255.90
Form or Registration No.: Schedule 14C
Filing Party: Trudy Corporation
Date Filed: March 19, 2010

INTRODUCTION

    This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by (1) Trudy Corporation, a Delaware corporation (the “Company,” “we,” or “our”); (2) William W. Burnham (“Burnham”), the Chairman and Director of Corporate Development of the Company, and the beneficial holder of shares of the Company’s common stock; (3) Ashley C. Andersen Zantop, the President and Chief Executive Officer of the Company, a director of the Company and the beneficial holder of shares of the Company’s common stock; (4) Fell C. Herdeg, the Chief Financial Officer of the Company, son-in-law of Mr. Burnham and the beneficial holder of shares of the Company’s common stock; and (5) MMAC, LLC (“MMAC”), a Delaware limited liability corporation, in connection with a “going private” transaction. The persons and entities referred to in (1)-(5) are sometimes referred to in this Schedule 13E-3 as the “Filing Persons”. This Schedule 13E-3 relates to the Asset Purchase Agreement, dated as of December 18, 2009, by and between the Company and MMAC, pursuant to which the Company will sell substantially all of its assets to MMAC, which also would assume substantially all of the secured and unsecured liabilities of the Company with the exception of $2.7 million of personal debt owed to Burnham. In consideration of the sale of substantially all of its assets, at Closing, the Company will receive a note from MMAC to the Company in the principal amount of $225,000 and an equity interest in MMAC, not to exceed 33% of the outstanding Common Units of MMAC, determined in accordance with the net asset value of the Company at Closing. In addition, loans from an affiliate of MMAC to the Company, estimated to be $600,000 at Closing, will be assumed by MMAC at Closing. Substantially simultaneously with the Closing, the Company will transfer the note and the equity interest in MMAC to Burnham in consideration of the cancellation by Burnham of the personal debt owed by the Company to Burnham, with the exception of up to $50,000 of debt owed to Mr. Burnham which will remain outstanding and which will be repaid to Mr. Burnham one year following the closing if and to the extent the Company has not spent the $50,000 of cash it will retain at the closing for general corporate purposes. Holders of the Company’s common stock will not receive any payment or distribution with respect to their shares pursuant to the sale of substantially all the assets to MMAC. Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission preliminary copies of an information statement under Regulation 14C of the Securities Exchange Act of 1934 (the “Statement”) relating to the transactions contemplated by the asset purchase agreement. The information in the Statement, including all annexes thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety, and the responses to each item are qualified in their entirety by the provisions of the Statement.

    The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Statement of the information required to be included in response to the items of this Schedule 13E-3. All information contained in this Schedule 13E-3 concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 1. Summary Term Sheet.

    The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Summary Term Sheet”

    “Questions and Answers About the Asset Sale and the Dissolution”

Item 2. Subject Company Information.

    (a) Name and Address. The name of the subject company is Trudy Corporation. The address of its principal executive office is 353 Main Avenue, Norwalk, Connecticut 06851, and its telephone number is (203) 846-2274.

    (b) Securities. As of February 12, 2010, there were 700,862,912 shares of Common Stock, $.0001, par value per share outstanding.

    (c) Trading Market and Price. The Company’s Common Stock traded on the OTC Bulletin Board under the symbol “TRDY.OB” until August 14, 2009 when its stock was delisted for failure to file its annual report on a timely basis. After August 14, 2009, the common stock was traded on the Pink Sheets. Our stock is traded on a limited and sporadic basis.

    The reported high and low bid prices for the common stock are shown below for the quarterly periods from January 1, 2008 through March 31, 2010. The prices presented are bid quotations, as reported by the OTC Bulletin Board Market, which reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions.

	PERIOD	HIGH	LOW
Fiscal Year Ended March 31, 2008	Fourth Quarter	$0055	$0026

Fiscal Year Ended March 31, 2009	First Quarter	$0040	$0020
	Second Quarter	$0035	$0020
	Third Quarter	$0040	$0020
	Fourth Quarter	$0024	$0012

Fiscal Year Ending March 31, 2010	First Quarter	$0020	$0007
	Second Quarter	$0050	$0006
	Third Quarter	$0015	$0002
	Fourth Quarter (through March 17, 2010)	$0012	$0003

    As of March 31, 2009, there were 1,427 common stockholders of record; there were 1,415 as of March 31, 2008.

    (d) Dividends. Since its organization, the Company has not paid any dividends on its Common Stock. Absent a sale of the shell following the Asset Sale, the shell company will wind up and not have any funds available for dividend distributions.

    (e) Prior Public Offerings. None

    (f) Prior Stock Purchases. None

Item 3. Identity And Background Of Filing Person.

    (a) Name and Address. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “Parties to the Transaction”

    “Stock Ownership of Certain Beneficial Owners and Management”

    “Interest of Certain Persons in the Asset Purchase Agreement”

    The sole member of MMAC is MMAC Holdings, LLC, a Delaware limited liability company (“MMAC Holdings”). Brad Palmer is Managing Member of MMAC Holdings. The business address of each of MMAC, MMAC Holdings and Mr. Palmer is 2 Greenwich Office Park Greenwich, CT 06831. The telephone number is 203 422-5600.

    The business address for Mr. Burnham, Fell Herdeg and Ashley Andersen Zantop is c/o Trudy Corporation, 353 Main Avenue, Norwalk, Connecticut 06851. The telephone number is (203) 846-2274.

    (b) Business and Background of Entities. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Parties to the Transaction”

    Neither MMAC nor MMAC Holdings has been (1) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

    (c) Business and Background of Natural Persons. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Stock Ownership of Certain Beneficial Owners and Management”

    “Interest of Certain Persons in the Asset Purchase Agreement”

Mr. Palmer is a private investor and has been investing his own capital for more than 10 years.

Mr. Burnham has been Chairman of the Board of Directors and a Director of the Company from 1979 to the present and Director of Corporate Development from August 2005 to the present. He served as President and Chief Executive Officer from 1979 to August 2005 at which time Ms. Andersen Zantop was elected to those two positions. Mr. Burnham also served as Acting Chief Financial Officer from 2003 to June 2006.

Ms. Andersen Zantop joined the Company in March 2000. She has been Publisher of the Company since September 2002 to the present and a Director since June 2002 to the present. She served as Executive Vice President from September 2002 until August 2005 at which time she was elected President and Chief Executive Officer. From June 2006 to August 2007, Ms. Andersen Zantop served as Acting Chief Financial Officer.

Mr. Herdeg joined the Company in December 2001 and became Director of Finance in September 2002. He was elected Vice President, Finance in August 2005 and elected Vice President and Chief Financial Officer, his current position, in August 2007.

None of Mr. Burnham, Ms. Andersen Zantop, Mr. Herdeg, or Mr. Palmer has been (1) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors)or (2) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of Mr. Burnham, Ms. Andersen Zantop, Mr. Herdeg, and Mr. Palmer is a citizen of the United States.

Item 4. Terms Of The Transaction.

    (a) Material Terms. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Summary Term Sheet”

    “Questions and Answers About the Asset Sale and the Dissolution”

    “Business of the Company”

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “The Sale of Substantially All the Assets of Trudy Corporation – Material Terms of the Sale”

    “The Sale of Substantially All the Assets of Trudy Corporation – Risk Factors”

    “The Sale of Substantially All the Assets of Trudy Corporation – Parties to the Transaction”

    “The Sale of Substantially All the Assets of Trudy Corporation – Interest of Certain Persons in the Asset Purchase Agreement”

    “Regulatory and Stockholder Approvals Required in Connection with the Sale and Possible Dissolution”

    “Certain U.S. Federal Income Tax Consequences”

    “Accounting Treatment of the Asset Sale”

    (c) Different Terms. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Summary Term Sheet”

    “Questions and Answers About the Asset Sale and the Dissolution”

    “The Sale of Substantially All the Assets of Trudy Corporation – Interest of Certain Persons in the Asset Purchase Agreement”

    (d) Appraisal Rights. The information set forth in the Statement under the caption “No Dissenters’ Rights” is incorporated herein by reference.

    (e) Provisions for Unaffiliated Security Holders. No provision has been made to grant the Company’s stockholders, other than Mr. Burnham, access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company or any other party.

    (f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

    (a) Transactions. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Summary Term Sheet”

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “The Sale of Substantially All the Assets of Trudy Corporation – Interests of Certain Persons in the Asset Purchase Agreement”

    “The Sale of Substantially All the Assets of Trudy Corporation – Material Terms of the Sale”

    (b) Significant Corporate Events. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Summary Term Sheet”

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “Interests of Certain Persons in the Asset Purchase Agreement”

    (c) Negotiations or Contacts. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “The Sale of Substantially All the Assets of Trudy Corporation – Interests of Certain Persons in the Asset Purchase Agreement”

    (e) Agreements Involving the Company’s Securities. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “The Sale of Substantially All the Assets of Trudy Corporation – Material Terms of the Sale”

    “The Sale of Substantially All the Assets of Trudy Corporation – Interests of Certain Persons in the Asset Purchase Agreement”

Item 6. Purposes of the Transaction and Plans or Proposals.

    (b) Use of Securities Acquired. Not applicable.

    (c) Plans. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Summary Term Sheet”

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “The Sale of Substantially All the Assets of Trudy Corporation – Material Terms of the Sale”

Item 7. Purposes, Alternatives, Reasons and Effects.

    (a) Purposes. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “The Sale of Substantially All the Assets of Trudy Corporation – Interests of Certain Persons in the Asset Purchase Agreement”

    (b) Alternatives. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    (c) Reasons. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “The Sale of Substantially All the Assets of Trudy Corporation – Interests of Certain Persons in the Asset Purchase Agreement”

    (d) Effects. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “The Sale of Substantially All the Assets of Trudy Corporation – Material Terms of the Sale”

    “The Sale of Substantially All the Assets of Trudy Corporation – Interests of Certain Persons in the Asset Purchase Agreement”

    “Certain U.S. Federal Income Tax Consequences”

Item 8. Fairness of the Transaction.

    (a) Fairness. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    MMAC did not undertake a formal evaluation of the fairness of the asset sale and related transactions or engage a financial advisor for such purposes. However, MMAC believes that the asset sale and related transactions are advisable, procedurally and substantively fair to the Company’s stockholders, including the Company’s unaffiliated stockholders, and creditors and, in light of the Company’s insolvency, in the best interests of the Company and that the consideration to be received by the Company in the asset sale is fair and reasonable. MMAC also believes that the asset sale and related transactions are fair to the unaffiliated stockholders of the Company because (i) the Company has not received other offers to purchase substantially all of the assets or the business of the Company; and (ii) the board has determined (A) that the Company is insolvent and (B) to cease operations if the Company cannot be sold on a short-term basis in an effort to preserve value for the creditors and stockholders of the Company. The reasons set forth above under “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale” constitute all of the material reasons for MMAC believing that the asset sale and related transactions are advisable and in the best interests of the Company. MMAC expressly adopted and are relying on the analysis and conclusion of the Independent Committee and the Board of Directors as described above under “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale.”

Each of the Company, Burnham, Ashley C. Andersen Zantop and Fell C. Herdeg also is also of the view that the reasons set forth above under “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale” constitute all of the material reasons for each of them believing that the asset sale and related transactions are advisable and in the best interests of the Company. Each of them expressly adopts and is relying on the analysis and conclusion of the Independent Committee and the Board of Directors as described above under “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale.” (b) Factors Considered in Determining Fairness. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “The Sale of Substantially All the Assets of Trudy Corporation – Material Terms of the Sale”

    (c) Approval of Security Holders. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Questions and Answers About the Asset Sale and the Dissolution”

    “Regulatory and Stockholder Approvals Required in Connection with the Sale and Possible Dissolution”

    The transaction is structured so that approval of at least a majority of unaffiliated security holders is not required.]

    (d) Unaffiliated Representative. A majority of the non-employee directors of the Company did not retain an unaffiliated representative to act solely on behalf of the unaffiliated stockholders for purposes of negotiating the terms of the asset sale or preparing a report concerning the fairness of the asset sale.

    (e) Approval of Directors. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    (f) Other Offers. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

Item 9. Reports, Opinions, Appraisals and Negotiations.

    (a) Report, Opinion or Appraisal. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “Report, Opinion or Appraisal”

    (b) Preparer and Summary of the Report, Opinion or Appraisal. Not Applicable

    (c) Availability of Documents. Not Applicable

Item 10. Source and Amounts of Funds or Other Consideration.

    (a) Source of Funds. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “The Sale of Substantially All the Assets of Trudy Corporation – Material Terms of the Sale”

    “Use of Proceeds”

    (b) Conditions. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Questions and Answers About the Asset Sale and the Dissolution”

    “The Sale of Substantially All the Assets of Trudy Corporation – Material Terms of the Sale”

    (c) Expenses. Until the consummation of the transactions contemplated by the asset purchase agreement, each of the Company and MMAC will bear its own costs and expenses (including legal fees and expenses) incurred in connection with the asset purchase agreement and the transactions contemplated thereby. If the asset purchase is consummated, then MMAC will assume the Company’s costs and expenses (including legal fees and expenses) incurred in connection with the asset purchase agreement and the transactions contemplated thereby.

    The following is an estimate of the fees and expenses to be incurred by the Company in connection with the asset sale:

Legal	$72,000.00
Financial Adviser	-0-
Accounting	$4,000.00
Printing and Mailing	$9,000.00
SEC Filing Fees	$255.90
Miscellaneous	$1,000.00

TOTAL	$86,255.90

    The legal fees and expenses to be incurred by MMAC in connection with the asset sale are estimated to be $225,000.

    (d) Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company.

    (a) Securities Ownership. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Stock Ownership of Certain Beneficial Owners and Management – Common Stock Ownership of Management”

    “Stock Ownership of Certain Beneficial Owners and Management – Common Stock Ownership of Certain Beneficial Owners”

    (b) Securities Transactions. None

Item 12. The Solicitation or Recommendation.

    (d)-(e) Intent to Tender or Vote in Going-Private Transaction; Recommendations of Others. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Questions and Answers About the Asset Sale and the Dissolution”

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “The Sale of Substantially All the Assets of Trudy Corporation – Material Terms of the Sale”

    “Regulatory and Stockholder Approvals Required in Connection with the Sale and Possible Dissolution”

Item 13. Financial Statements.

    (a) Financial Information. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Financial Information”

    (b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

    (a) Solicitations or Recommendations. None

    (b) Employees and Corporate Assets. None

Item 15. Additional Information.

    (b) Other Material Information. The entire Statement is incorporated herein by reference, including the Asset Purchase Agreement which is incorporated by referenced therein.

Item 16. Exhibits.

    (a) Information Statement of Trudy Corporation on Schedule 14C filed with the SEC on March 19, 2010 (incorporated herein by reference).

    (b) Not applicable.

    (c) Not applicable.

    (d) Asset Purchase Agreement, dated as of December 18, 2009, by and among Trudy Corporation and MMAC, LLC (incorporated herein by reference to Exhibit 2.1 of Trudy’s Form 8-K filed on December 23, 2009).

    (f) The information set forth in the Statement under the caption “No Dissenters’ Rights” is incorporated herein by reference.

    (g) None.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Trudy Corporation

By:	/s/ Ashley C. Andersen Zantop
Name: Ashley C. Andersen Zantop
Title: President and CEO
Date: 3/19/10

/s/ William W. Burnham
William W. Burnham
Date: 3/19/10

/s/ Ashley C. Andersen Zantop
Ashley C. Andersen Zantop
Date: 3/19/10

/s/ Fell C. Herdeg
Fell C. Herdeg
Date: 3/19/10

MMAC, LLC

By:	/s/ Bradley C. Palmer
Name: Bradley C. Palmer
Title: Authorized Person
Date: 3/19/10